

June 5, 2020

Benjamin Miller
Chief Executive Officer
Fundrise East Coast Opportunistic REIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

> **Re: Fundrise East Coast Opportunistic REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed May 12, 2020**
> **File No. 024-11212**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A submitted May 12, 2020

General

1. We note the statement on your website that your more mature eREITs and eFunds will pause accepting new investments. Please provide disclosure about the suspension and resumption of accepting subscriptions. Your revised disclosure should provide the dates in which accepting subscriptions was suspended and resumed.

Our Investments, page 91

2. We note your $13.2 million investment in RSE Mezza Controlled Subsidiary on June 17, 2019. Please tell us what consideration you gave to providing financial statements for this acquisition under Rule 8-06 of Regulation S-X. In your response, please provide your significance calculation results related to your investment in RSE Mezza Controlled Subsidiary.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95</u>

3. We note your disclosures of potential adverse impacts from COVID-19 in the risk factors section on page 51 and your "Outlook and Recent Trends" disclosure in your MD&A in your Form 1-K. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g., reductions in distributions received and anticipated to be received from equity method investees, nonpayment and indications of nonpayment on debt investments, reductions in distributions to your shareholders, etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

<u>Exhibits</u>

4. Please file a revised consent to specifically refer to the Form 1-A. See Item 17.11 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger